Exhibit 11

CREATIVE COMPUTER APPLICATIONS, INC.

COMPUTATION OF EARNINGS PER COMMON SHARE

	Six Months Ended		Three Months Ended
	February 29, 2004	February 28, 2003	February 29, 2004	February 28, 2003

AVERAGE MARKET PRICE PER SHARE	$1.81	$1.39	$1.69	$1.67

NET INCOME (LOSS)	$(181,618)	$64,846	$72,040	$16,863

Basic weighted average number of common shares outstanding	3,318,900	3,269,317	3,318,900	3,272,233

Dilutive effect of stock options	—	192,078	121,746	268,070

Diluted weighted average number of common shares outstanding	3,318,900	3,461,395	3,440,646	3,540,303

Basic earnings (loss) per share	$(.05)	$.02	$.02	$.01

Diluted earnings (loss) per share	$(.05)	$.02	$.02	$.01